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                              December 22, 2020

       John M. Butler
       President and Chief Executive Officer
       INSU Acquisition Corp. II
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: INSU Acquisition
Corp. II
                                                            Registration
Statement on Form S-4
                                                            File No. 333-250989
                                                            Filed November 27,
2020

       Dear Mr. Butler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers
       What are the material U.S. federal income tax consequences of the Merger to Metromile
       Stockholders?, page 12

   1. Please revise to highlight, if true, that you have an opinion from tax counsel filed as an exhibit to this
Registration Statement that the merger will qualify as a Section
                                                        368(a) reorganization
and that the merger will be tax free to stockholders and to recast the description of the tax
implications to clearly reflect this opinion or advise. If counsel is unable to give a clear
opinion on the tax consequences, briefly describe this
                                                        uncertainty. Refer to
Item 601(b)(4) of Regulation S-K and Section III of Staff Legal
                                                        Bulletin No. 19.
 John M. Butler
FirstName LastNameJohn
INSU Acquisition Corp. II M. Butler
Comapany22,
December  NameINSU
              2020    Acquisition Corp. II
December
Page 2    22, 2020 Page 2
FirstName LastName
Summary
Interests of Certain Persons in the Merger, page 20

2. Please quantify where practicable the total value of each category of interests of insiders in the merger including any related out-of-pocket expenses to be reimbursed and revise similar disclosure throughout accordingly.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 25

3.       Please revise to include a cross reference to the Unaudited Pro Forma
Condensed
         Combined Financial Information so that readers can more easily understand the context of adjustments resulting from the pro forma combination presented here. Material U.S. Federal Income Tax Consequences, page 135

4. Although you reference a tax opinion to be filed as Exhibit 8.1 on the material tax consequences and indicate that this discussion is that opinion, you have not clearly stated
         the material tax consequences, particularly whether the merger will qualify as a Section
         368(a) reorganization and be tax-free to stockholders, or not. A description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction. The tax opinion should address and express a conclusion for each material federal tax consequence, clearly identify each material tax consequence being opined upon, set forth tax counsel's opinion as to each identified tax item and the basis for the opinion. If counsel is unable to opine on a material tax consequence, the opinion should state this fact clearly and provide the reason for the inability to opine on a material tax consequence. Refer to Item 601(b)(4) of Regulation S-K, to Securities Act
         Release No. 33-6900 and Section III of Staff Legal Bulletin No. 19. Information about Metromile, page 157

5. In the fourth paragraph you state that your per-mile insurance policies save your customers, on average, 47% over what they were paying their previous auto insurer.
         Please state the source or basis or advise.
6. Please provide the basis for the statement in the fifth paragraph and elsewhere that
         "[w]hile 35% of drivers drive more than half the total miles driven and cause more than half of the insured losses each year, they pay the same rates as the 65% of drivers who drive less than half the miles driven and cause less than half the insured losses."
7. In the fifth paragraph, you state that your per-mile rate is in part calculated based on data about how a driver actually drives and then "billing each customer monthly based on their actual miles driven" and that you "provide significant savings to the vast majority of drivers." Please clarify whether customers are also billed based on the data collected on how they drive, quantify "the vast majority of drivers" and disclose, if known, what percentage of customers do not realize savings based on driving habits and what percentage of customers do not realize savings based on miles driven. John M. Butler
FirstName LastNameJohn
INSU Acquisition Corp. II M. Butler
Comapany22,
December  NameINSU
              2020    Acquisition Corp. II
December
Page 3    22, 2020 Page 3
FirstName LastName
8. Please clarify on page 158 what Net Promoter Score (NPS) measures, how it is calculated, whether it is based on third-party data, and how it is significant to your business.
Industry and market opportunity
Limited use of technology, page 163

9. You state that few large carriers have started to substantially build out capabilities for using technological developments and data science to adjust pricing models to consider variable factors. Clarify these "variable factors;" for example, whether you refer to miles driven and driving habits. Also provide an objective measure of "few" and balance your disclosure generally to account for the insurance companies that are offering customers lower rates based on actual miles driven and driving habits. Competitive Strengths
Customer-oriented approach with fierce member loyalty, page 164

10. Please advise us of the basis for statements that your customers have "fierce loyalty" or revise to describe this loyalty objectively.
11. For balance, address the number of complaints to state regulators regarding Metromile relative to its size compared to competitors or advise.
Our Operating Model, page 165

12. You state here that your revenue and gross profit are significantly impacted by your reinsurance program. As such, please provide a separate subsection in which you describe the material features and terms of your reinsurance program. Please quantify the number of reinsurance agreements you currently have, identify any material reinsurers and discuss the material terms of your reinsurance agreements.
Recent Developments Affecting Comparability, page 183

13. You state that the decrease in gross earned premium was primarily due to the decrease in overall miles driven as a result of the COVID-19 pandemic. Please revise to describe in greater detail the impact of the pandemic on miles driven, including whether and to what extent this trend has changed during the periods presented.
Non-GAAP Financial Measures, page 191

14. We note your presentation of Non-GAAP Contribution Profit / Loss and Contribution
         Margin and the use of GAAP gross profit / loss and margin as the most directly comparable GAAP measures. Based on your disclosures on page 186, it appears that reinsurance ceding commissions are part of Sales, Marketing and Other Acquisition Costs, which do not appear to be considered when arriving at gross profit. Please tell us whether your GAAP gross profit / loss is fully loaded and why reinsurance ceding commissions should not be considered in the calculation.
 John M. Butler
FirstName LastNameJohn
INSU Acquisition Corp. II M. Butler
Comapany22,
December  NameINSU
              2020    Acquisition Corp. II
December
Page 4    22, 2020 Page 4
FirstName LastName
Critical Accounting Policies and Estimates
Unpaid Losses and LAE Reserves, page 195

15. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present (preferably in a tabular format) the impact that reasonably likely changes in the key assumptions you have identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. See FR-72.
Description of Securities, page 208

16.      Please revise the description of the company   s capital stock to
disclose your exclusive
         forum provisions, clearly describing any risks or other impacts on investors, any uncertainty about enforceability and whether they apply to federal securities law claims.
         Please also revise the risk factor on page 72 to provide a description of the provision that is consistent with Annex E. Please also tell us whether the changes to the exclusive forum provision should be included in the summary of material differences between your charter and the Business Combination Charter on pages 117-119.
Consolidated Balance Sheets, page F-33

17. Please revise your presentation to present your marketable securities as the first asset line pursuant to Rule 7-03(a)1 of Regulation S-X.
1. Overview and Basis of Presentation
Losses and Loss Adjustment Expenses, page F-43

18. We note your disclosures here and elsewhere (e.g., Note 8 and MD&A) regarding estimation of reserves for unpaid losses and LAE. Please enhance your disclosures to provide a more fulsome and detailed discussion of your methodologies used; for example, if multiple actuarial methods are used, provide context as to which methods may be used and when. If methodologies have changed over the periods covered, discuss the impact of such changes. Refer to ASC 944-40-50-1, ASC 944-40-50-4F, ASC 944-40-50-4I, and
         2A3 of Guide 6.
6. Deferred Policy Acquisition Costs, Net, page F-55

19. Please tell us and revise your disclosures where appropriate to clarify your accounting policy for any excess ceding commissions over and above the portion that represents the recovery of deferred policy acquisition costs.
8. Loss and Loss Adjustment Expense Reserve, page F-55

20. We note your disclosure on page 195 regarding the differing typical durations of property damage settlements and personal liability and injury claims settlements. Please revise to disaggregate these in your claims development tables, or tell us how you concluded that
 John M. Butler
INSU Acquisition Corp. II
December 22, 2020
Page 5
         disaggregation was not necessary. Refer to ASC 944-40-50-4H.
21. We note your disclosure that your favorable prior-year development in 2019 resulted from re-estimation of unpaid losses and LAE. Please tell us and revise your disclosures to provide some more granularity regarding the drivers for this change.
22. We note your 10-year table disclosure of incurred loss and loss adjustment expenses, net of reinsurance on page F-57. Please revise to show the cumulative best estimate at the end of each year in the columns, consistent with the example in ASC 944-40-55-9E and with traditional industry practice. Development on a yearly basis should be shown separately, if desired.
23. Please revise your disclosures to include a reconciliation of your 10-year table(s) to your balance sheet liability. See ASC 944-40-50-4C.
24.      We note that the third line of the reconciliation table on page F-55
says that it is    Net
         balance at end of period.    If this should read    beginning    of
period, please revise; if not,
         explain which period end you are referring to, since the bottom of the table also has a
            Balance at end of period.
25.      We note that    Total incurred    loss and loss adjustment expense in
the table on page F-55
         is $39,524, $30,622, and $11,988 for December 31, 2018 and 2019 and
for September 30,
         2020, respectively. Please explain why these amounts differ from the Losses and loss
         adjustment expenses    as shown on your consolidated statements of
operations.
9. Reinsurance,
FirstName         page F-57 M. Butler
            LastNameJohn
Comapany
26.         NameINSU
       Please             Acquisition
                revise, here          Corp.
                             or elsewhere    II
                                          as appropriate, to identify your
significant reinsurers and
       their22,
December     respective  ratings.
                 2020 Page   5
FirstName LastName
 John M. Butler
FirstName LastNameJohn
INSU Acquisition Corp. II M. Butler
Comapany22,
December  NameINSU
              2020    Acquisition Corp. II
December
Page 6    22, 2020 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance